United States securities and exchange commission logo





                            September 21, 2022

       Da Mu Lin
       Chief Executive Officer
       One World Ventures, Inc.
       3370 Pinks Place, Suite F
       Las Vegas, NV 89102

                                                        Re: One World Ventures,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 12,
2022
                                                            File No. 024-11952

       Dear Mr. Lin:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Risk Factors
       Risks Related to the Company, page 13

   1. We note your response to prior comment 13. However, your amended disclosure is not responsive to our
comment. Please disclose whether your planned hosting contracts will be subject to fixed or
variable pricing and if reasonably estimable, how the increased power supply costs
could materially impact your gross margins. Additionally, please expand your risk factor
to discuss how energy costs could increase over time as more processing power is
needed to solve increasingly more complex cryptographic puzzles.
 Da Mu Lin
FirstName
One WorldLastNameDa
          Ventures, Inc.Mu Lin
Comapany 21,
September NameOne
              2022 World Ventures, Inc.
September
Page 2    21, 2022 Page 2
FirstName LastName
There is a possibility of cryptocurrency mining algorithms transitioning to proof of stake validation and other mining related risks..., page 14

2. Please update your discussion here and throughout your offering circular to reflect that
         Ethereum recently completed its migration to proof of stake. Your disclosure should address the recent changes to the functionality of the Ethereum blockchain, including the elimination of the need for mining new blocks.
Results for the Six Months Ended June 30, 2022, compared to the Six Months Ended June 30,
2021
Operating Revenues, page 22

3. We note your disclosure that 2022 revenues "consisted mainly of payments to note holders." Please identify the note holders, or make clear that the company is the sole holder of the notes. Additionally, discuss the background and rationale for the company entering into the loan arrangements. Disclose that you have not yet generated revenue from any of your proposed business operations.
Business
Our Company, page 23

4. Provide a fulsome discussion of your planned hosting services, both with respect to the cryptocurrency datacenter and cryptocurrency mine hosting service. Your disclosure should specify what it means to "host" cryptocurrency mining and address any ancillary services you may provide to miners. Additionally, disclose whether any of these services will involve the receipt or custody of the mined cryptocurrency assets.
5. Expand your discussion of your mining-related equipment to address whether you will need to acquire additional or specialized equipment depending upon the crypto assets your clients mine. Disclose whether certain mining computers can only be used for a particular proof of work network. To the extent material, please provide corresponding disclosure in your risk factors section.
Planned Mining Operations, page 25

6. We note your response to prior comment 10 that you have not taken any steps to install your own renewable energy sources and have no plans to use carbon credits to offset your emissions. Given that you plan to compete with respect to access to renewable energy, please disclose what steps you've taken or plan to take in the future to pursue renewable energy sources.
General

7. We note your response to prior comment 14. To provide additional clarity to investors, please also provide a definition of "miner" and "cryptocurrency miner".
 Da Mu Lin
One World Ventures, Inc.
September 21, 2022
Page 3

      Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal
Branch Chief, at 202-551-7951 with any questions.



FirstName LastNameDa Mu Lin                              Sincerely,
Comapany NameOne World Ventures, Inc.
                                                         Division of
Corporation Finance
September 21, 2022 Page 3                                Office of Technology
FirstName LastName